UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2007

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From              to

Commission File Number 001-13533

NOVASTAR FINANCIAL, INC. 401(k) PLAN

(Full title of the plan)

NOVASTAR FINANCIAL, INC.

8140 Ward Parkway, Suite 300

Kansas City, MO 64114

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

NOVASTAR FINANCIAL, INC. 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of

the NovaStar Financial, Inc. 401(k) Plan

Kansas City, Missouri

We have audited the accompanying statements of net assets available for benefits of the NovaStar Financial, Inc. 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Kansas City, Missouri

June 27, 2008

NOVASTAR FINANCIAL, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
Cash	$1,861,226
Investments — at fair value — participant-directed (Note 3)	19,468,875	$36,547,267
Receivables:
Participant contributions receivable	572	110,436

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	21,330,673	36,657,703

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(2,052)	(31,922)

NET ASSETS AVAILABLE FOR BENEFITS	$21,328,621	$36,625,781

See notes to financial statements.

NOVASTAR FINANCIAL, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006

ADDITIONS:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(5,337,848)	$1,911,699
Interest and dividends	1,869,390	1,905,189

Total investment income (loss)	(3,468,458)	3,816,888

Other additions:
Participant contributions	3,716,363	4,897,494
Rollover contributions	967,891	278,241

Total additions	1,215,796	8,992,623

DEDUCTIONS:
Benefits paid to participants	16,486,154	5,685,200
Administrative expenses	26,802	50,463

Total deductions	16,512,956	5,735,663

NET INCREASE (DECREASE)	(15,297,160)	3,256,960

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	36,625,781	33,368,821

End of year	$21,328,621	$36,625,781

See notes to financial statements.

NOVASTAR FINANCIAL, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	DESCRIPTION OF THE PLAN

The following description of the NovaStar Financial, Inc. 401(k) Plan is provided for general information only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan established January 1, 1997, for eligible employees of NovaStar Financial, Inc. (the “Company”), its wholly owned subsidiaries, and its affiliates (collectively, the “Companies”). Charles Schwab Corporate Services serves as the trustee of the Plan. Reliance Trust Company served as the trustee of the Plan until October 2006. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions — Employees of the Companies may participate in the Plan upon completion of three months of service. In addition, eligible employees must be 21 years old to enter the Plan.

Participants may elect to contribute up to the lesser of $15,500 and $15,000 in 2007 and 2006, respectively, or up to 50% of their compensation received during the Plan year. In addition all employees who are eligible to make salary deferrals under this plan and who are age 50 or will attain age 50 before the close of the Plan year shall be eligible to make catch-up contributions in accordance with the Plan Document. The Companies may elect to match a certain percentage of participants’ contributions. The Companies may also elect to make a discretionary contribution which is allocated to participants based on each participant’s compensation. The Companies’ contributions are limited to amounts that are allowable as a deduction for federal income tax purposes. The Companies made no matching contribution for the fiscal year ended December 31, 2007 and a matching contribution of $804,399 for the fiscal year ended December 31, 2006. The 2006 contribution was funded during 2007 using forfeited balances. For the Plan year ended December 31, 2006, the Companies did not make a matching contribution to highly compensated employees or certain employees of a subsidiary, as provided under the Plan Document.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Companies’ matching contribution, if any, and allocations of (a) the Companies’ discretionary contributions and (b) Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options — Upon enrollment in the Plan, a participant may direct the employee and Companies’ contributions to the various funds offered by the Plan. Effective November 15, 2007, no future contributions shall be permitted to be invested in and no portion of a participant’s existing account may be transferred to the Company Stock Fund. Participants may transfer on a daily basis between investment options in 5% increments.

Vesting — Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Companies’ matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after four years of credited service.

Years of Service	Vested (and Nonforfeitable) Percentage of Company Contributions

Less than one year	- %
One year but less than two	25
Two years but less than three	50
Three years but less than four	75
Four years or more	100

All participants affected by a 2007 reduction in force were 100% vested. Also, effective November 15, 2007, each participant’s account shall be fully vested and non-forfeitable at all times and in all events.

Participants’ Loans — Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. Effective November 1, 2006, the minimum that may be borrowed is $1,000, and prior to that, the minimum amount was $500. The loans are secured by the balance in the participant’s account and bear interest equal to the prime rate (as published in The Wall Street Journal) plus 1% at the time the loan is originated.

Payment of Benefits — Plan participants who leave the Companies as a result of termination, retirement, or permanent disability may receive the entire amount of their vested account in one lump sum. If a participant dies, his or her designated beneficiary will receive the benefit. If the vested balance is less than $5,000, the participant will receive a lump-sum distribution of his or her account.

Forfeited Accounts — Forfeited balances of terminated participants’ nonvested accounts are used to first pay administrative costs of the Plan, then any remaining forfeited amounts are used to reduce future Company contributions. At December 31, 2007 and 2006, forfeited nonvested accounts totaled $332,215 and $745,932, respectively. During the year ended December 31, 2007, Plan expenses were paid by the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefit and the changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. The fair value of the NovaStar Financial, Inc. common stock unitized fund is based on the unit values of the fund as determined by the trustee of the fund. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common collective trust funds are stated at estimated fair value as determined by the issuer of the common/collective trust funds based on the fair market value of the underlying investments. Common collective trusts with underlying investments in benefit-responsive investment contracts are valued at the fair value of the underlying investments and then adjusted by the issuer to contract value. Participant loans are valued at the outstanding loan balances.

The Schwab Stable Value Fund (“Fund”) is a stable value fund that is a commingled pool of the Charles Schwab Trust Company for Employee Benefit Plans. The Fund invests primarily in investment contracts issued by insurance companies, banks and other financial institutions, and other instruments authorized by the declaration. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”) the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts and common/collective trust funds with underlying investments in investment contracts from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and is not affected by the FSP. Fair value of the contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Individual participant accounts for the NovaStar Financial, Inc. common stock fund, the Great West Guaranteed Investment Contract and the Schwab Stable Value Fund are maintained on a unit value basis. Participants do not have beneficial ownership in the specific underlying securities or other assets in the funds, but do have an interest therein represented by units valued daily. The funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for the Plan’s investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Valuation of Investments (Investment Contracts) — The fair value of the Plan’s investment contracts with Great West Insurance Company and MetLife Insurance Company are determined by discounting the related cash flows based on current yields of similar instruments with comparable durations.

New Accounting Pronouncements — In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. SFAS No. 157 established a single authorative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 17, 2007. Plan management has not completed the process of evaluating the impact that will result from adopting SFAS No. 157. Plan management is therefore unable to disclose the impact that adopting SFAS No. 157 will have on its net assets available for benefits and changes in net assets available for benefits when such statement is adopted.

Administrative Expenses — Administrative expenses are paid by the Plan or the Companies’ as provided by the Plan Document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution.

3.	INVESTMENTS

At December 31, 2007 and 2006, the Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits are as follows:

	2007	2006

Investments at fair value:
NovaStar Financial, Inc. common stock unitized fund		$6,381,809
Mutual funds:
MFS Value Fund	$1,685,021	2,729,207
Oppenheimer Global Fund	1,557,313	2,704,827
Lord Abbett Mid Cap Value Fund		2,235,492
PIMCO Real Return Bond Fund	2,431,893
American Growth Fund of America	2,009,190
Schwab S&P 500 Index Fund	1,219,736
Alger Midcap Growth Fund	1,147,416

Investments at contract value:
Guaranteed Investment Contract — Great West		3,163,215

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by $(5,337,848) and $1,911,699, respectively, as follows:

	2007	2006

Mutual funds	$449,295	$843,135
NovaStar Financial, Inc. common stock unitized fund	(5,858,973)	987,446
Guaranteed Investment Contract	24,289	80,596
Common/Collective trust fund	47,541	522

Total	$(5,337,848)	$1,911,699

4.	INVESTMENT CONTRACT WITH INSURANCE COMPANIES

The Plan had fully benefit-responsive investment contracts with Great West Insurance Company (“Great West”) (commencing October 9, 2006) and MetLife Insurance Company (“MetLife”) (for the period January 1, 2005 to October 8, 2006). The Great West Guaranteed Investment Contract was terminated during 2007. Prior to termination of the contracts, Great West and MetLife maintained the contributions in a general account, which was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by Great West and MetLife. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

Great West and MetLife were contractually obligated to pay the principal and specified interest rate that was guaranteed to the Plan. The crediting interest rate was based on a formula agreed upon with the issuer, but could not be less than 3%. Such interest rates were reviewed on a quarterly basis for resetting. The crediting rate of the contracts would track current market yields on a trailing basis.

	2007	2006

Average yields:
Based on annualized earnings (1)	(3)	4.11%
Based on interest rate credited to participants (2)	(3)	4.23

(1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.

(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

(3) The Great West Guaranteed Investment Contract was terminated during 2007 and had no balance as of December 31, 2007.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include a unitized fund that invests in the Company’s common stock, guaranteed investment contract with Great West, guaranteed investment contract with MetLife and a commingled trust with Schwab. The Company is the sponsor of the Plan, Great West is the custodian of the Great West Guaranteed Investment Contract, Schwab was the trustee of the Plan from October 9, 2006 to December 31, 2006 and MetLife was the recordkeeper of the Plan for the period January 1, 2005 to October 8, 2006; therefore, these transactions qualify as exempt party-in-interest transactions.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

As a result of a 2007 reduction in force, the Company has determined that a partial Plan termination occurred and each affected participant became 100% vested.

7.	FEDERAL INCOME TAXES

The Plan obtained its latest determination letter on April 14, 2003, in which the Internal Revenue Service stated that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter, however, the Companies and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	REPURCHASE OF STOCK

During the 12-month period ended January 20, 2006, up to approximately 23,000 shares of Company common stock under the Plan may have been sold in a manner that may not have complied with the registration requirements of applicable securities laws. As a result, the Company initiated offers to rescind the purchase of these shares on January 20, 2006. The Company repurchased 408 shares of its common stock for $18,971 (based on the closing price of the common stock on March 31, 2006) from eligible investors who accepted the rescission offers as of March 31, 2006, the date the rescission offers expired.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

As of December 31, 2006, a reconciliation of net assets available for benefits and net increase in net assets available for benefits per the financial statements to the Form 5500 is as follows:

2006

Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$36,625,781
Adjustment from contract value to fair value for fully benefit-responsive investment contracts (a)	7,677

Total investments (current value column) per Form 5500 Schedule of
Assets (Held at End of Year)	$36,633,458

Statement of changes in net assets available for benefits:
Increase (decrease) in Net Assets per the financial statements	$3,256,960
Adjustment from contract value to fair value for fully benefit-responsive investment contracts (a)	7,677

Net Income per Form 5500	$3,264,637

(a) This adjustment relates only to the Schwab Stable Value Fund.

******

SUPPLEMENTAL SCHEDULE

NOVASTAR FINANCIAL, INC. 401(k) PLAN

FORM 5500, SCHEDULE H, PART VI, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2007

(a)	(b) Identity of Issue, Borrower, or Similar Party	(c) Description of Investment	(d) Current Value

	PIMCO Real Return Bond Fund	Registered Investment Company (221,888 shares)	$2,431,893
*	Schwab S&P 500 Index Fund	Registered Investment Company (53,899 shares)	1,219,736
	William Blair Small Cap Growth Fund	Registered Investment Company (4,460 shares)	103,907
	Columbia Small Cap Index	Registered Investment Company (42,185 shares)	810,383
	American Funds Europacific Growth Fund	Registered Investment Company (10,142 shares)	507,692
	Harbor International Fund	Registered Investment Company (9,628 shares)	681,020
	Seligman Target Fund Core	Registered Investment Company (89 shares)	696
	Seligman Target Fund 2015	Registered Investment Company (269 shares)	2,254
	Seligman Target Fund 2025	Registered Investment Company (15,389 shares)	135,119
	Calvert Income Fund	Registered Investment Company (53,380 shares)	882,373
	Lord Abbott Mid Cap Value Fund	Registered Investment Company (31,319 shares)	581,596
	Dreyfus Premier Technology Growth Fund	Registered Investment Company (3,764 shares)	105,460
	Alger Mid Cap Growth Fund	Registered Investment Company (60,074 shares)	1,147,416
	MFS Value Fund	Registered Investment Company (63,514 shares)	1,685,021
	Loomis Sayles Bond Fund	Registered Investment Company (45,203 shares)	655,901
	Oppenheimer Global Fund	Registered Investment Company (21,462 shares)	1,557,313
	BlackRock Global Resources Portfolio	Registered Investment Company (16,544 shares)	966,332
	Evergreen Special Values Fund	Registered Investment Company (39,146 shares)	800,526
	Pioneer High Yield Fund	Registered Investment Company (17,516 shares)	183,389
*	Schwab Stable Value Fund	Common/Collective Trust Fund (44,256 units)	765,379
	American Growth Fund of America	Registered Investment Company (59,940 shares)	2,009,190
	American Fundamental Investors Fund	Registered Investment Company (23,565 shares)	998,697
	T. Rowe Price Growth Stock Advisor Fund	Registered Investment Company (13,978 shares)	466,852
	Seligman Target Fund 2035	Registered Investment Company (4,582 shares)	42,471
	Seligman Target Fund 2045	Registered Investment Company (342 shares)	3,177
*	NovaStar Financial, Inc. common stock unitized fund	Stock Fund (55,353 units)	123,946
*	Participant loans	Various participants with varying maturities and interest rates at The Wall Street Journal Prime plus 1% (5.5% to 9.75%)	601,136

	Total Investments		$19,468,875

*	Represents party-in-interest to the Plan.

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE NOVASTAR FINANCIAL, INC. 401(k) PLAN

DATE: June 30, 2008	/s/ Rodney E. Schwatken
Rodney E. Schwatken
Chief Financial Officer